indie Semiconductor, Inc.

32 Journey

Aliso Viejo, California 92656

July 8, 2021

VIA EDGAR

Andi Carpenter

U.S. Securities and Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Attn:	Andi Carpenter

Re:	indie Semiconductor, Inc.

Registration Statement on Form S-1

Filed July 2, 2021

File No. 333-257629

Dear Ms. Carpenter:

indie Semiconductor, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on Monday, July 12, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

INDIE SEMICONDUCTOR, INC.

By:	/s/ Ellen S. Bancroft
Ellen S. Bancroft
General Counsel and Secretary

Cc:	Donald McClymont, Chief Executive Officer
Jonathan Talcott, Nelson Mullins Riley & Scarborough LLP

[Signature Page to Company Acceleration Request]